UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Pine Grove Alternative Fund
(Name of Subject Company (Issuer))

Pine Grove Alternative Fund
(Name of Filing Person(s) (Offeror and Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Matthew Stadtmauer
c/o FRM Investment Management (USA) LLC
452 5th Avenue, 26th Floor
New York, NY 10018
(908) 273-6321

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Jeremy Senderowicz
DECHERT LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 641-5669

CALCULATION OF FILING FEE

Transaction Valuation: $655,133 (a)	Amount of Filing Fee: $76.13 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    third-party tender offer subject to Rule 14d-1.

    issuer tender offer subject to Rule 13e-4.

    going-private transaction subject to Rule 13e-3.

    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:
Introductory Statement

This is the final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 21, 2014 (the “Statement Filing Date”) by Pine Grove Alternative Fund (the “Fund”) relating to an offer to purchase shares of beneficial interest of the Fund (“Shares”) in an amount up to 10% of the net assets of the Fund from shareholders of the Fund (“Shareholders”) at their net asset value (i.e., the value of the Fund’s assets minus its liabilities, divided by the number of Shares outstanding) on the terms, and subject to the conditions, set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on the Statement Filing Date.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1. Shareholders which desired to tender Shares were required to submit their tenders by 12:00 midnight, Eastern Time, on December 21, 2014 (the “Notice Date”). Shareholders were allowed to withdraw any tenders of their Shares until the Offer expired at 12:00 midnight, Eastern Time, on March 1, 2015 (the “Expiration Date”).

2. Certain Shareholders validly tendered all or some of their respective Shares (as designated by such Shareholders) as $0 in the aggregate before the Notice Date and did not withdraw such tenders before the Expiration Date. Those tenders were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of March 31, 2015 (the “Valuation Date”).

4. The payment of the purchase price of the Shares tendered was made in the form of promissory notes respectively given on April 30, 2015 to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. There were no submissions of letter of transmittal by the shareholders to repurchase of shares and as a result no payments of repurchase were made to the shareholders.
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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Pine Grove Alternative Fund

By:   /s/ Matthew Stadtmauer
Name:   Matthew Stadtmauer
Title:   President, Chief Executive Officer and Trustee

Dated: May 12, 2015